Exhibit 99.1

Castor Maritime Inc. Reports Financial Results for the Nine and Three Months Ended June 30, 2019
Limassol, Cyprus, September 5, 2019 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry-bulk vessels, today announced its results (unaudited) for the nine and three months ended June 30, 2019.

Financial Highlights of the Nine and Three Months Ended June 30, 2019:
◾
Voyage revenues: $3.0 million and $1.0 million for the nine and three months ended June 30, 2019, as compared to $2.8 million and $1.1 million for the nine and three months ended June 30, 2018, respectively;

◾
Net income: $0.6 million and $0.3 million for the nine and three months ended June 30, 2019, as compared to $0.4 million and $0.3 million for the nine and three months ended June 30, 2018, respectively;

◾	EBITDA: $1.1 million and $0.4 million for the nine and three months ended June 30, 2019, as compared to $0.9 million and $0.5 million for the nine and three months ended March 31, 2018, respectively.

Fleet Employment
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Redelivery Date		Charterer

Magic P	76,500	2004	Japan	$11,250	September 2019	November 2019	Oldendorff
Magic Sun	75,300	2001	Korea	$12,000	May 2020	August 2020	Oldendorff

New Business Developments: Vessel Acquisition
◾
On September 5 2019, the Company, through one of its wholly-owned subsidiaries, took delivery of the M/V Magic Sun, a 2001 Korean built Panamax dry bulk carrier, from an unaffiliated seller. The vessel is expected to commence its initial charter with Oldendorff Carriers GMBH & Co KG on or around September 7, 2019 (the “Magic Sun Initial Charter”). The Magic Sun Initial Charter was fixed at a daily hire rate of $12,000 and has an expected term of minimum eight (8) months up to maximum (12) months. The M/V Magic Sun acquisition was financed using Castor’s existing cash reserves and debt financing.

◾
In connection with the M/V Magic Sun acquisition, on August 30, 2019, Castor entered into an unsecured $5.0 million term loan with Thalassa Investment Co., an entity controlled by Petros Panagiotidis, Castor’s Chairman, Chief Executive Officer and Chief Financial Officer. The loan bears an annual fixed interest rate of 6% and has a bullet repayment at maturity, which is eighteen (18) months from the drawdown date, being September 3, 2019.

Mr. Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
“We are pleased to report a profitable quarter for Castor, the second consecutive profitable quarter since February 11, 2019, the date we became a publicly listed company on the NASDAQ Capital Market. In addition to delivering profitable results for the three and nine months ended June 30, 2019, we have started validating our fleet growth strategy by completing, within a very short time, the acquisition of our second fleet vessel, the M/V Magic Sun, which was delivered to us on September 5, 2019. We expect that this acquisition will be accretive to both our earnings and cash flows. Despite dry bulk market seasonality and global market uncertainties amid trade war disruptions, we remain optimistic that we are positioning ourselves in a way that should allow us to enjoy future profitability and enhance long-term shareholder value.”
Financial Results Overview:

	Three Months Ended		Nine Months Ended
(expressed in U.S. dollars, except per share data)	June 30, 2018 (unaudited)	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)	June 30, 2019 (unaudited)
Voyage revenues	$1,142,838	$953,667	$2,838,169	$2,991,798
Net Income	$284,279	$260,603	$444,923	$593,014
Operating income	$282,876	$249,661	$455,635	$567,465
EBITDA(1)	$460,841	$418,537	$905,156	$1,086,696
Loss per common share (2)	$(0.17)	$(0.47)	$(0.38)	$(0.86)

(1)
EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(2)	Loss per common share, basic and diluted, is calculated after taking into account the effect of the dividends on Series A Preferred shares.

Fleet selected financial and operational data:
Set forth below are selected operational and financial statistical data of our fleet for each of the three and nine month periods ended June 30, 2018 and 2019 that the Company believes are useful in better analysing trends in its results of operations:

	Three Months Ended June 30,		Nine Months Ended June 30,
(expressed in U.S. dollars except for operational data)	2018	2019	2018	2019
Ownership Days (1)	91	91	273	273
Available Days (2)	91	91	244	273
Daily Time Charter Equivalent (TCE)(3)	$12,199	$10,339	$11,297	$10,675
Fleet Utilization (4)	100%	100%	89.4%	100%
Daily vessel operating expenses (5)	$4,677	$4,448	$5,060	$4,787
Daily company administration expenses (6)	$74	$973	$173	$500

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessel.
(2)	Available days are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades and dry-dockings or special or intermediate surveys.
(3)
Daily TCE is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)	Fleet utilization is calculated by dividing the Available days during a period by the number of Ownership days during that period.
(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.
(6)	Daily company administration expenses are calculated by dividing company administration expenses during a period by the number of Ownership days during that period.

Nine-months 2019 and 2018 Results
Voyage revenues for the nine months ended June 30, 2019 increased to $3.0 million from $2.8 million in the same period of 2018, or a 5.4% increase. This increase is commensurate with the increase from 244 to 273 in period Available Days as our sole fleet vessel underwent dry-dock in the first quarter of the nine month period ended June 30, 2018. The daily TCE of our sole fleet vessel for the nine months ended June 30, 2019 stood at $10,675, slightly lower than the $11,297 earned during the same period ended June 30, 2018, mainly as a result of the weaker charter market rates achieved. Daily vessel operating expenses decreased from $5,060 to $4,787, or by 5.4%, in the compared periods. Daily company administration expenses for each of the nine months ended June 30, 2019 and 2018 were $500 and $173, respectively. The $327 increase in daily administration expenses is mainly attributed to the additional fees and expenses we incurred in the nine-month period ended June 30, 2019 as a result of being a public company since February 11, 2019. EBITDA for the period was $1.1 million, a 20.1% increase as compared to $0.9 million in the same period of 2018. As of June 30, 2019, we reported free cash of $2.6 million.

Third Quarter 2019 and 2018 Results
Voyage revenues for the three months ended June 30, 2019 decreased to $1.0 million from $1.1 million in the same period of 2018, or a 16.6% decrease. This decrease is attributable to the lower revenues earned in the quarter on our sole fleet vessel, the MAGIC P, as a result of weaker market conditions in 2019 in relation to those prevailing in the same period of 2018. The daily TCE of our sole fleet vessel for the third quarter of 2019 stood at $10,339, as compared to a daily TCE of $12,199 earned during the same period ended June 30, 2018, or a 15.2% decrease, reflecting the above discussed period decrease in gross revenues. Daily vessel operating expenses for the period decreased by $230, or 4.9%, to $4,448 from $4,677 in the respective period of 2018. Daily company administration expenses were $973 in the quarter ended June 30, 2019 as compared to $74 in the corresponding period of 2018, a daily increase of $899, which stems from additional fees and costs incurred as a result of the public listing of our Company which occurred on February 11, 2019. EBITDA for the period was $0.4 million, a 9.2% decrease as compared to $0.5 million in the same period of 2018.

APPENDIX A

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Income

(In U.S. dollars except for shares and per share data)	Three Months Ended June 30,		Nine Months Ended June 30,
	2018	2019	2018	2019
REVENUES
Voyage revenues, net of address commissions	$1,142,838	$953,667	$2,838,169	$2,991,798
EXPENSES
Voyage expenses (including related party commissions)	(32,734)	(12,806)	(81,667)	(77,505)
Vessel operating expenses	(425,645)	(404,743)	(1,381,370)	(1,306,804)
General and administrative expenses
- Company administration expenses	(6,732)	(88,582)	(47,294)	(136,374)
- Public registration costs	(189,169)	1,204	(329,930)	(293,207)
Management fees -related party	(29,120)	(29,120)	(82,040)	(87,360)
Depreciation and amortization	(176,562)	(169,959)	(460,233)	(523,083)
Operating income	$282,876	$249,661	$455,635	$567,465
Interest and finance costs, net	—	12,025	—	29,401
Other income/(expenses)	1,403	(1,083)	(10,712)	(3,852)
Net income	$284,279	$260,603	$444,923	$593,014

Loss per common share (1) (basic and diluted)	$(0.17)	$(0.47)	$(0.38)	$(0.86)
Weighted average number of shares outstanding, basic and diluted:
Common shares	2,400,000	2,400,000	2,400,000	2,400,000

(1)	Loss per common share, basic and diluted, is calculated after taking into account the effect of the dividends on Series A Preferred shares.

CASTOR MARITIME INC.
Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for share data)

	September 30, 2018	June 30, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,739,174	$2,585,993
Due from related party	263,079	346,062
Other current assets	107,747	436,842
Total current assets	2,110,000	3,368,897

OTHER NON CURRENT ASSETS:
Vessel, net	7,070,404	6,847,690
Deferred charges, net	443,394	143,025
Total other non-current assets,net	7,513,798	6,990,715
Total assets	$9,623,798	$10,359,612

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	33,483	62,088
Due to related party	—	858
Accrued liabilities	115,733	229,070
Total current liabilities	$149,216	$292,016

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 shares, issued and outstanding as at September 30, 2018 and June 30, 2019	2,400	2,400
Series A Preferred Shares- 480,000 shares issued and outstanding as at September 30, 2018 and June 30, 2019	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at September 30, 2018 and June 30, 2019	12	12
Additional paid-in capital	7,612,108	7,612,108
Retained Earnings	1,859,582	2,452,596
Total shareholders’ equity	$9,474,582	$10,067,596

Total liabilities and shareholders’ equity	$9,623,798	$10,359,612

CASH FLOW DATA	Three Months Ended June 30,		Nine Months Ended June 30,
	2018	2019	2018	2019
Net cash provided by/(used in) operating activities	$(339,548)	$(12,415)	$(233,598)	$887,069
Net cash used in investing activities	—	—	—	—
Net cash used in financing activities	$—	$(40,250)	$—	$(40,250)

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses and commissions to related party, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended June 30,		Nine Months Ended June 30,
(In U.S. dollars, except for Available Days)	2018	2019	2018	2019
Voyage revenues (net of address commissions)	$1,142,838	$953,667	$2,838,169	$2,991,798
Voyage Expenses (including related party commissions)	(32,734)	(12,806)	(81,667)	(77,505)
Time charter equivalent revenues	$1,110,104	$940,861	$2,756,502	$2,914,293
Available Days	91	91	244	273
Time charter equivalent (TCE) rate	$12,199	$10,339	$11,297	$10,675
EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to EBITDA

	Three Months Ended June 30,		Nine Months Ended June 30,
(In U.S. dollars)	2018	2019	2018	2019

Net Income	$284,279	$260,603	$444,923	$593,014
Depreciation and amortization	176,562	169,959	460,233	523,083
Less: Interest Income	—	(12,025)	—	(29,401)
EBITDA	$460,841	$418,537	$905,156	$1,086,696

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com